EXHIBIT (h)(1)(i)

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 MAIN
416.862.6666 FACSIMILE
Toronto Montréal Ottawa Calgary New York

March 1, 2010

Icahn Partners LP

Icahn Partners Master Fund LP

Icahn Partners Master Fund II LP

Icahn Partners Master Fund III LP

High River Limited Partnership

Icahn Fund S.à r.l.

Daazi Holding B.V.

c/o Icahn Associates Corp.

767 Fifth Avenue, 47th Floor

New York, NY 10153

Dear Sirs:

We have acted as your counsel in connection with your offer to purchase up to 13,164,420 of the issued and outstanding common shares of Lions Gate Entertainment Corp. dated March 1, 2010 (the “Offer”) and the related circular (the “Circular”) included in Schedule TO filed with the United States Securities and Exchange Commission.

For the purposes of this opinion, we have reviewed the Offer and Circular and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed that the Offer will be completed in the manner set forth in the Offer and Circular.

On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, we hereby confirm our opinion as set forth under the heading “Material Canadian Federal Income Tax Considerations” in the Circular, subject to the limitations set forth therein. Our opinion is limited to the federal income tax laws of Canada and does not purport to discuss the consequences or effectiveness of the Offer under any other laws.

We hereby consent to the filing of our opinion as an exhibit to Schedule TO and to the reference to us under the headings “Material Canadian Federal Income Tax Considerations” and “Legal Matters” in the Circular. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours very truly,

OSLER, HOSKIN & HARCOURT LLP

osler.com